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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.            )

ABOVENET, INC. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
00374N107 (CUSIP Number)

David A. Persing
Senior Vice President, General Counsel and Secretary
Metromedia Company
One Meadowlands Plaza, East Rutherford, New Jersey 07073
(201) 531-8050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 8, 2003 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00374N107	13D	Page 2 of 12 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees, a New York trust.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC Use Only

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares		7	SOLE VOTING POWER
Beneficially
Owned By		8	SHARED VOTING POWER
Each Reporting Person With			1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

		9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%

14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00374N107	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Kluge

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC Use Only

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares		7	SOLE VOTING POWER
Beneficially
Owned By		8	SHARED VOTING POWER
Each Reporting Person With			1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

		9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%

14	TYPE OF REPORTING PERSON* IN

CUSIP No. 00374N107	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart Subotnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC Use Only

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares		7	SOLE VOTING POWER
Beneficially
Owned By		8	SHARED VOTING POWER
Each Reporting Person With			1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

		9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER
1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,039,515 (Includes warrants to purchase 20,813 shares and 24,485 shares at $20.00 and $24.00 per share, respectively, as more particularly described in Item 3 herein. Does not include an indeterminate amount of shares issuable to the Reporting Person in respect of certain rights to acquire additional shares pursuant to the Plan and Confirmation Order in connection with the reorganization of the Issuer as further described in Items 2 and 3 herein. Upon a determination of the number of shares issuable with respect to those rights the Reporting Person will file an amendment to this Schedule 13D.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%

14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

        This statement on Schedule 13D relates to the class A common stock, par value $.01 per share (the "Class A Common Stock"), of Abovenet, Inc. (formerly Metromedia Fiber Network, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are Abovenet, Inc., 360 Hamilton Avenue, White Plains, New York 10601.

        On May 20, 2002 (the "Petition Date"), the Company and most of its domestic subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court (the "Chapter 11 Cases"). On August 21, 2003, the Honorable Adlai S. Hardin, Jr., United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") entered an order (the "Confirmation Order") confirming the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 1, 2003, as amended (the "Plan"). In anticipation of its emergence from bankruptcy and in accordance with the Plan, Metromedia Fiber Network, Inc. changed its name to AboveNet, Inc.

        While certain holders of certain claims filed a Notice of Appeal with respect to portions of the Confirmation Order, the Company satisfied or waived all of the conditions precedent to the effectiveness of the Plan and emerged from proceedings under Chapter 11 of the Bankruptcy Code on or about September 8, 2003 (the "Effective Date").

        All capitalized terms used in this statement and not herein defined have the meanings ascribed to them in the Plan.

        Pursuant to the Plan, the Company will distribute, at the times and in the manner contemplated by the Plan, a total of 8,750,000 shares of Class A Common Stock, warrants to purchase 1,544,117 shares of Class A Common Stock and rights exercisable for 1,669,210 shares of Class A Common Stock to certain holders of Claims under the Plan as of the Effective Date. The Company is also authorized to implement a Management Incentive Plan under which it may issue stock options exercisable for up to 1,064,956 shares of Class A Common Stock.

        The old class A common stock of the Company, par value $.01 per share, outstanding as of the Petition Date; the old Class B common stock of the Company, par value $.01 per share, outstanding as of the Petition Date; the preferred stock of the Company authorized as of the Petition Date and any and all options, rights, and warrants to convert into or purchase any reserved shares of the foregoing and any related rights (including stock appreciation rights) were cancelled and/or discharged as of the Effective Date.

        The Class A Common Stock to be issued to holders of certain claims and subsequently pursuant to the exercise of the Five Year Warrants (defined below), the Seven Year Warrants (defined below) and the Rights (defined below), will be the only class of stock of the Company immediately following the Effective Date.

Item 2. Identity and Background.

        (a)   The persons filing this statement are John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees, a New York trust (the "Kluge Trust"), John W. Kluge ("Kluge") and Stuart Subotnick ("Subotnick"). The Kluge Trust, Kluge and Subotnick are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        (b)

        THE KLUGE TRUST

        The Kluge Trust is a grantor trust formed under the terms of the Trust Agreement, dated May 30, 1984 and as amended and restated (the "Trust Agreement"), between John W. Kluge, as Grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as Trustees. The trustees of the Kluge Trust are John W. Kluge, Chase Manhattan Bank and Stuart Subotnick. Under the Trust Agreement the trustees generally have the voting and dispositive power over the corpus of the Kluge Trust, except that the trustees of the Kluge Trust have designated John W. Kluge and Stuart Subotnick, severally, to take all actions on behalf of the trust with respect to the voting and disposition of any securities of the Company. John W. Kluge and Stuart Subotnick are the only directors, executive officers and controlling persons of the Kluge Trust within the meaning of Instruction C to Schedule 13D of the Exchange Act and their residence or business addresses and present principal occupations or employment are set forth below.

        JOHN W. KLUGE

        The business address of John W. Kluge is c/o Metromedia Company, 810 Seventh Avenue, 29th Floor, New York, NY 10019. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership ("Metromedia").

        STUART SUBOTNICK

        The business address of Stuart Subotnick is c/o Metromedia Company, 810 Seventh Avenue, 29th Floor, New York, NY 10019. His principal occupation is Executive Vice President of Metromedia.

        (d)   None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source And Amount of Funds or Other Consideration.

        Prior to the Effective date of the Plan, the Kluge Trust asserted certain claims against the Company in the Chapter 11 Cases with respect to certain securities of the Company held by the Kluge Trust. Those claims include, without limitation, an Unsecured Claim of approximately $150,000,000 pursuant to the terms of the 8.5% Senior Convertible Notes due, which is the only Class 1(b) Claim under the Plan and the MFN Senior Unsecured Noteholder Claim of approximately $50,000,000, which is a Class 6(a) Claim under the Plan.

        Pursuant to the terms of the Plan, in respect to the Class 1(b) Claim, the Kluge Trust acquired in the aggregate 944,773 shares of Class A Common Stock as of the Effective Date, in exchange for (i) the Kluge Cancellation (defined below) and (ii) the reinvestment by the Kluge Trust, in Cash, of all amounts paid to the Kluge Trust by the Company during the Chapter 11 Cases, including all prior principal and interest payments, which amount equals approximately $12.7 million. The aggregate amount of funds required by the Kluge Trust to acquire the shares was approximately $12.7 million, which were the personal funds of the Kluge Trust.

        Under the Plan, Kluge, the Kluge Trust, Metromedia, and any Kluge Insider, for themselves and their successors, assigns and transferees have irrevocably agreed to the cancellation, effective on the Effective Date, of all of their Claims against all of the Company and its subsidiaries, including (i) the Unsecured Claim of approximately $150,000,000 against the Company pursuant to the terms of the 8.5% Senior Convertible Notes due 2011, which Senior Convertible Notes shall be cancelled and (ii) any Setoff Claims; provided, however, that notwithstanding the foregoing, (x) the Kluge Insiders and the Kluge Trust retained any Class 6(b) or Class 7 claims for rights of indemnification as provided for in the Plan, (y) the Class 6(a) Claims held by the Kluge Trust up to and including an aggregate principal Face Amount of $50 million (other than Class 6(a) Claims (A) consisting of Senior Convertible Notes, which Senior Convertible Notes were cancelled, and (B) in excess of $50 million in aggregate principal Face Amount) received identical treatment as Class 6(a) Claims held by holders other than the Kluge Trust, and (z) the Kluge Trust shall be entitled to have its Claims resolved in the manner provided for in the Plan (the foregoing cancellation being referred to as the "Kluge Cancellation").

        In addition, pursuant to the terms of the Plan, in respect of the Kluge Class 6(a) Claims, the Kluge Trust is entitled to receive, in full and final satisfaction, settlement and release and discharge of, and in exchange for, any Kluge Class 6(a) Claims, additional shares of Class A Common Stock, Five Year Warrants and Seven Year Warrants. However, the allocation of those shares and warrants among the holders of Allowed Claims cannot be finally determined until the actual amount of Allowed Claims is finally determined. Pending final resolution of all claims, the Company will make interim distributions of a portion of the securities to be issued under the Plan. The Reporting Persons best estimate of the additional shares and warrants to be issued to it in respect of its Allowed Claims is as follows: 49,444 shares of Class A Common Stock, Five Year Warrants to purchase 20,813 shares of Class A Common Stock and Seven Year Warrants to purchase 24,485 shares of Class A Common Stock.

  The Warrants

        Pursuant to the Plan, the Company is authorized to issue warrants to purchase 709,459 shares of Class A Common Stock which will expire 5 years after the Effective Date (the "Five Year Warrants") and warrants to purchase 834,658 shares of Class A Common Stock which will expire 7 years after the Effective Date (the "Seven Year Warrants"). The exercise price of the Five Year Warrants is $20.00 per share. The exercise price of the Seven Year Warrants is $24.00 per share. The warrants will be issued to the holders of the Class 6 and Class 7 Claims in partial exchange for their Claims.

  The Rights Offering

        In consideration of certain claims and subject to the Rights Offering document and the Plan, the Company is offering to holders of such claims including the Kluge Trust, rights exercisable for up to 1,669,210 shares, or $50 million, of Class A Common Stock. To be eligible to participate, holders of Claims must have held the Claims exchanged for the Rights as of August 21, 2003. The Rights are non-transferrable. The Kluge Trust has agreed to purchase any shares offered in the Rights Offering which are not purchased by other holders of Claims.

        In accordance with the Plan and the Confirmation Order, the Kluge Trust, with respect to its Class 1(b) Claim, may exercise up to 135,205 of the Rights Shares. The Kluge Trust is entitled to additional Rights with respect to its Class 6(a) Claim, however, the amount of Rights Shares those Rights will be exercisable for cannot be accurately determined at this time. In the event that certain Rights are unexercised by certain other holders of Allowed Claims, then the Kluge Trust may be required to exercise Rights to up to 834,605 Rights Shares under the Plan and the Confirmation Order.

        Each Right is exercisable at an exercise price of $29.9543 per share.

Item 4. Purpose of Transaction.

        The acquisition of the securities by the Reporting Persons and the rights to acquire additional securities of the Company as described in this statement, were consummated in connection with the reorganization of the Company pursuant to the Plan and were issued to the Reporting Persons in accordance with the terms of the Plan and Confirmation Order.

Item 5. Interest in Securities of the Issuer

        The matters set forth in Items 2 and 3 above are incorporated in this Item 5 by reference as if fully set forth herein.

        (a)

        THE KLUGE TRUST

        As of September 8, 2003, the Kluge Trust owns of record 944,773 shares of Class A Common Stock. In addition, pursuant to the terms of the Plan and Confirmation Order, the Kluge Trust has the right to acquire additional shares of Class A Common Stock, Five Year Warrants, Seven Year Warrants and Rights Shares. However, the allocation of those shares and warrants among the holders of Allowed Claims cannot be finally determined until the actual amount of Allowed Claims is finally determined. Pending final resolution of all claims, the Company will make interim distributions of a portion of the securities to be issued under the Plan. The Reporting Persons best estimate of the additional shares and warrants to be issued to it in respect of its Allowed Claims is as follows: 49,444 shares of Class A Common Stock, Five Year Warrants to purchase 20,813 shares of Class A Common Stock, Seven Year Warrants to purchase 24,485 shares of Class A Common Stock and Rights to exercise up to 834,605 Rights Shares. As such, the Kluge Trust is the beneficial owner of an aggregate of 1,039,515 shares of Class A Common Stock (which amount does not include shares issuable in connection with the Rights), which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 8,750,000 shares of the Class A Common Stock outstanding as of September 8, 2003, represents approximately 11.8% of the outstanding shares of the Class A Common Stock.

        JOHN W. KLUGE

        As of September 8, 2003, as grantor to, and trustee of, the Kluge Trust, Mr. Kluge would be deemed to beneficially own the 1,039,515 shares of the Class A Common Stock beneficially owned by the Kluge Trust. As such, Mr. Kluge is deemed to be the beneficial owner of an aggregate of 1,039,515 shares of the Class A Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 8,750,000 shares of the Class A Common Stock outstanding as of September 8, 2003, represents approximately 11.8% of the outstanding shares of the Class A Common Stock.

        STUART SUBOTNICK

        As of September 8, 2003, as a trustee of the Kluge Trust, Mr. Subotnick would be deemed to beneficially own 1,039,515 shares of the Class A Common Stock beneficially owned by the Kluge Trust. As such, Mr. Subotnick is deemed to be the beneficial owner of an aggregate of 1,039,515 shares of the Class A Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 8,750,000 shares of the Class A Common Stock outstanding as of September 8, 2003 represents approximately 11.8% of the outstanding shares of the Class A Common Stock.

        (b)

        THE KLUGE TRUST

        Mr. Kluge is a grantor and trustee of the Kluge Trust and Mr. Subotnick is a trustee of the Kluge Trust. Thus, Messrs. Kluge and Subotnick may be considered to share voting and dispositive power over the 1,039,515 shares of the Class A Common Stock beneficially owned by the Kluge Trust.

        JOHN W. KLUGE

        Through his co-trustee relationship with Mr. Subotnick, Mr. Kluge shares with Mr. Subotnick the voting and dispositive power over the 1,039,515 shares of the Class A Common Stock beneficially owned by the Kluge Trust.

        STUART SUBOTNICK

        Through his co-trustee relationship with Mr. Kluge, Mr. Subotnick shares with Mr. Kluge the voting and dispositive power over the 1,039,515 shares of the Class A Common Stock beneficially owned by the Kluge Trust.

        (c)   Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

        (d)   Other than as set forth herein, to the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale shares of Class A Common Stock owned by the Kluge Trust.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The matters set forth in Items 2 and 3 above are incorporated in this Item 6 by reference as if fully set forth herein.

  The Kluge Standstill Agreement

        The Company, Kluge, the Kluge Trust and Stuart Subotnick (Kluge, the Kluge Trust and Stuart Subotnick are hereinafter collectively referred to as the "Kluge Parties" and each is a "Kluge Party") entered into a Standstill Agreement (the "Standstill Agreement") as contemplated by the Plan. Under the terms of the Standstill Agreement, the Kluge Parties are entitled to appoint one member of the Company's board of directors for as long as the Kluge Parties retain at least 7.5% of the outstanding Class A Common Stock. The Kluge Trust has named Stuart Subotnick as its nominee.

        Kluge and the Kluge Trust have agreed to "standstill" and transfer restrictions provisions concerning the Company's Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 2, 2003 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
Exhibit 2:	Plan Supplement filed with the Bankruptcy Court on August 14, 2003 (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
Exhibit 3:
Amendment to Exhibit D of the Plan Supplement filed with the Bankruptcy Court on August 28, 2003 (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
Exhibit 4:
Order confirming the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., entered on August 21, 2003 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
Exhibit 5:
Standstill Agreement, dated as of August 14, 2003, by and among Abovenet, Inc. (formerly Metromedia Fiber Network, Inc.), John W. Kluge, John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees, a New York trust and Stuart Subotnick.
Exhibit 6:	Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2003.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 2003

John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees, a New York trust.
By:	/s/ JOHN W. KLUGE
/s/ JOHN W. KLUGE John W. Kluge
/s/ STUART SUBOTNICK Stuart Subotnick

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al. dated as of July 2, 2003 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
2.2	Plan Supplement filed with the Bankruptcy Court on August 14, 2003 (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
2.3
Amendment to Exhibit D of the Plan Supplement filed with the Bankruptcy Court on August 28, 2003 (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
2.4
Order confirming the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., entered on August 21, 2003 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed on September 4, 2003)
10.1
Standstill Agreement, dated as of August 14, 2003, by and among Abovenet, Inc. (formerly Metromedia Fiber Network, Inc.), John W. Kluge, John W. Kluge, Chase Manhattan Bank and Stuart Subotnick, trustees under a Trust Agreement, dated May 30, 1984 and as amended and restated, between John W. Kluge, as grantor, and John W. Kluge and Manufacturers Hanover Trust Company, as trustees, a New York trust and Stuart Subotnick.
99.1	Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2003

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  Item 1. Security and Issuer
  Item 2. Identity and Background.
  Item 3. Source And Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
INDEX TO EXHIBITS